December 7, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:	Johnny Gharib

Re:	Aralez Pharmaceuticals plc
Withdrawal of Registration Statement on Form S-1 (File No. 333-206252)

Mr Gharib:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Aralez Pharmaceuticals plc (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-206252), together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was filed with the Commission on August 7, 2015 and has not been declared effective.

The Registration Statement was filed to register ordinary shares of the Registrant, nominal value $0.001 per share (the “Ordinary Shares”) which were to be issued following a business combination by and among the Registrant (f/k/a Aguono Limited, and subsequently renamed Aralez Pharmaceuticals Limited prior to being reregistered as a public limited company),  POZEN Inc. (“Pozen”), Tribute Pharmaceuticals Canada Inc. (“Tribute”), Aralez Pharmaceutical Holdings Limited (f/k/a Trafwell Limited) (“Holdings”), ARLZ US Acquisition II Corp. (“US Merger Sub”), and ARLZ CA Acquisition Corp. (“Can Merger Sub”), as described in the agreement and plan of merger and arrangement dated as of June 8, 2015 and as amended by Amendment No. 1 on August 19, 2015 (the “Merger Agreement”).

On December 7, 2015, the Registrant, Pozen, Tribute, Holdings, US Merger Sub and Can Merger Sub entered into Amendment No. 2 to the Merger Agreement (“Amendment No. 2”) with Aralez Pharmaceuticals Inc., a corporation formed under the laws of the Province of British Colombia, Canada (“Parent”).  Amendment No. 2 replaces the Registrant with Parent in the Merger Agreement. As a result, the Merger was not consummated, and the Ordinary Shares will not be issued.

The Registrant confirms that no securities have been issued and sold pursuant to the Registration Statement.

Thank you for your consideration of this request. Should you have any questions or require further information regarding this request, please contact David C. Schwartz, Esq. of DLA Piper (US) LLP by phone at 973-520-2555, by facsimile at 973-520-2575, or by email at david.schwartz@dlapiper.com.

Very truly yours,

ARALEZ PHARMACEUTICALS PLC

/s/ Adrian Adams
Adrian Adams
Chief Executive Officer